

Mail Stop 6010

December 11, 2008

<u>Via U.S. Mail</u>

Mr. Peter W. DeVecchis, Jr.
President
Solomon Technologies, Inc.
14 Commerce Drive
Danbury, CT   06810

>   **RE: Solomon Technologies, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed November 13, 2008**
>   **File No. 0-50532**

Dear Mr. DeVecchis:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief